UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
Report of Foreign issuer

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the Month of January 2015

(Commission File. No 0-30718).

SIERRA WIRELESS, INC., A CANADIAN CORPORATION
(Translation of registrant’s name in English)

13811 Wireless Way Richmond, British Columbia, Canada V6V 3A4
(Address of principal executive offices and zip code)

Registrant’s Telephone Number, including area code: 604-231-1100

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F           40-F    X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes:      ____      No:    X

Sierra Wireless Completes Acquisition of Wireless Maingate

VANCOUVER, British Columbia--(BUSINESS WIRE)--January 16, 2015--Sierra Wireless (NASDAQ: SWIR) (TSX: SW) today announced that it has completed the acquisition of Wireless Maingate, AB (Maingate), a Sweden-based provider of machine-to-machine (M2M) connectivity and data management services, for US $90 million, subject to certain post-closing adjustments. Details of the acquisition were first announced on December 22, 2014.

Maingate provides managed M2M connectivity and information management services to more than 500 customers across Europe, reaching a subscriber base of more than 500,000 connected devices. Founded in 1998, Maingate was a pioneer in offering wireless services specifically for the M2M market. Maingate’s value-added services include leading-edge over-the-air subscription provisioning and tailored connectivity solutions for a broad range of M2M industries.

Together, Sierra Wireless and Maingate will be able to offer customers in Europe complete device-to-cloud solutions, with fully integrated hardware, embedded software development tools, cloud-based application development, device and subscription management, and wireless services.

About Sierra Wireless

Sierra Wireless (NASDAQ: SWIR) (TSX: SW) is the global leader in machine-to-machine (M2M) devices and cloud services, delivering intelligent wireless solutions that simplify the connected world. We offer the industry’s most comprehensive portfolio of 2G, 3G and 4G embedded modules and gateways, seamlessly integrated with our secure M2M cloud services. Customers worldwide, including OEMs, enterprises, and mobile network operators, trust our innovative solutions to get their connected products and services to market faster. Sierra Wireless has more than 900 employees globally and has R&D centers in North America, Europe and Asia. For more information, visit www.sierrawireless.com.

Product or service names mentioned herein may be the trademarks of their respective owners.

Forward Looking Statements

This press release contains forward-looking statements that involve risks and uncertainties. These forward-looking statements relate to, among other things, plans and timing for the introduction or enhancement of our services and products, statements about future market conditions, supply conditions, channel and end customer demand conditions, revenues, gross margins, operating expenses, profits, and other expectations, intentions, and plans contained in this press release that are not historical fact. Our expectations regarding future revenues and earnings depend in part upon our ability to successfully develop, manufacture, and supply products that we do not produce today and that meet defined specifications. When used in this press release, the words "plan", "expect", "believe", and similar expressions generally identify forward-looking statements. These statements reflect our current expectations. They are subject to a number of risks and uncertainties, including, but not limited to, changes in technology and changes in the wireless data communications market. In light of the many risks and uncertainties surrounding the wireless data communications market, you should understand that we cannot assure you that the forward-looking statements contained in this press release will be realized.

CONTACT:
Sierra Wireless
Media Relations:
Sharlene Myers, 604-232 1445
smyers@sierrawireless.com
or
Investor Relations:
David Climie, 604-231 1137
dclimie@sierrawireless.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sierra Wireless, Inc.

		By:	/s/ David G. McLennan

David G. McLennan, Chief Financial Officer and Secretary

Date:	January 16, 2015